Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP INTERSECTS 7.6 METRES TRUE WIDTH GRADING 705 GRAMS PER TONNE SILVER AND 1.51% LEAD
FROM VEIN LM7W AT THE LMW MINE

VANCOUVER, British Columbia – October 14, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) is pleased to report thick and high-grade intercepts from its 2021 exploration program at the LMW mine. Extensive exploration drilling and tunneling are ongoing at the LMW mine, and all other mines in the Ying Mining District, Henan Province, China.

From May 1 to September 30, 2021, 23,908 metres (“m”) from a total of 166 diamond drill holes, including 152 underground holes and 14 surface holes, were completed at the LMW mine. Assay results for 102 holes have been received, with 70 holes intercepting mineralization. Currently there are 12 rigs drilling at the LMW mine.

The strategy of the drilling program is threefold: 1) drill above or beneath the stopes that were previously mined but stopped due to poor understanding of the geology, such as veins LM7 and LM7W where much thicker pods have been discovered by infill drilling; 2) drill for high-grade silver-lead-zinc veins at the northwest and east sides of the resource area with previous limited drilling without follow up such as W1, W2, W6, and LM41E series veins where high grade intercepts were discovered and can quickly be mined; and 3) drill low angle gold veins such as LM50, copper-gold-silver veins such as LM26, and gold-silver-copper veins such as LM22.

Drilling Intersected High-Grade Silver-Lead-Zinc Veins at the Northwest and East Sides of the Resource Area

At the northwest side of the resource area, drilling intersected high-grade silver-lead-zinc veins W1, W2, W6, and W6E1 with true widths up to 4.67 m, at an elevation above 850 m. The drilling program discovered new splay and parallel veins, including W1E, W2E, W2W, W6W, and W18E. Vein W1 has been defined approximately 200 m along strike and 100 m down-dip, and is still open laterally along strike and at depth.

At the east side of the resource area, between the LMW mine and the LME mine, drilling intersected high-grade silver-lead-zinc vein LM41E, at an elevation above 760 m. Drilling also intersected additional splay and parallel silver-lead-zinc veins LM41E1 and LM41E1Wa, which are also high-grade vein structures with true widths up to 7.03 m.

Drill Above or Beneath the Stopes That Were Previously Mined

Most holes in this period targeted blocks of known silver-lead-zinc veins in the production areas that were previously missed due to limited drilling or tunneling, changes in the strikes and dips, and/or pinch-swelling of the pay-zones in the veins. The high-grade intercepts are mainly associated with the northeast-striking LM7 series and LM12 series, and the northwest-striking LM8 series and LM19 series. Drilling discovered additional splay and parallel vein structures LM12_2a and T1, the latter may be a southwest extension of the major vein structure T1 at the TLP mine to the northeast of the LMW mine.

Highlights of the high-grade silver-lead-zinc mineralization at the LMW mine:

  Hole ZKX05X023 intersected an 8.87 m interval (7.60 m true width) of vein LM7W grading 705 grams per tonne (“g/t”) silver (“Ag”), 1.51% lead (“Pb”), 0.08% zinc (“Zn”), 0.06 g/t gold (“Au”), and 0.05% copper (“Cu”) from 24.73 m depth, at an elevation of 790 m;

  Hole ZKX1137 intersected a 5.16 m interval (4.80 m true width) of vein LM41E1 grading 984 g/t Ag, 1.19% Pb, 0.29% Zn, 0.08 g/t Au, and 1.15% Cu from 46.4 m depth, at an elevation of 793 m;

  Hole ZKX0451 intersected a 3.11 m interval (1.72 m true width) of vein W1 grading 1,468 g/t Ag, 4.90% Pb, 0.97% Zn, 0.03 g/t Au, and 0.35% Cu from 137.88 m depth, at an elevation of 981 m;

  Hole ZKX05X037 intersected a 5.40 m interval (5.06 m true width) of vein LM8W grading 703 g/t Ag, 1.52% Pb, 0.14% Zn, 0.08 g/t Au, and 0.42% Cu from 24.97 m depth, at an elevation of 795 m;

  Hole ZKX0789 intersected a 2.96 m interval (2.21 m true width) of vein LM7W grading 1,646 g/t Ag, 2.42% Pb, 0.27% Zn, 0.45 g/t Au, and 0.17% Cu from 15.96 m depth, at an elevation of 786 m;

  Drift Tunnel PD918-W1-918-4SYM exposed mineralization 15 m long and 0.85 m wide (true width), grading 1,561 g/t Ag, 4.31% Pb, 0.62% Zn, 0.02 g/t Au, and 0.45% Cu of vein W1 at an elevation of 918 m (Table 3); and

  Drift Tunnel PD918-W1-918-4NYM exposed mineralization 30 m long and 0.61 m wide (true width), grading 1,222 g/t Ag, 3.74% Pb, 0.98% Zn, 0.15 g/t Au, and 0.34% Cu of vein W1 at an elevation of 918 m (Table 3).

Drill Low Angle Gold or Copper-Gold-Silver Veins

The drilling continued intersecting and extending the low angle gold vein LM50. An additional 17 holes in this period targeted LM50 and defined a block 800 m E-W by 500 m N-S, with hole density at the central 300 m by 300 m portion being approximately 25 m by 25 m. Another 15 holes targeted the low angle gold vein structure LM26. The assay results of 13 holes were returned with 10 holes intersecting gold mineralization.

Highlights of the intercepts from the low angle gold veins at the LMW mine:

  Hole ZKX0796 intersected a 3.47 m interval (2.74 m true width) of vein LM50 grading 11.82 g/t Au, 27 g/t Ag, 0.29% Pb, 0.22% Zn, and 0.01% Cu from 37.23 m depth, at an elevation of 786 m;

  Hole ZKX0788 intersected a 2.47 m interval (1.99 m true width) of vein LM50 grading 1.26 g/t Au, 1,193 g/t Ag, 0.40% Pb, 0.04% Zn, and 0.16% Cu from 14.46 m depth, at an elevation of 789 m;

  Hole ZKX0787 intersected a 1.51 m interval (1.27 m true width) of vein LM26 grading 5.86 g/t Au, 2 g/t Ag, 0.01% Pb, 0.02% Zn, and 0.01% Cu from 80.04 m depth, at an elevation of 749 m;

  Hole ZKX0153 intersected a 2.12 m interval (1.23 m true width) of vein LM26 grading 4.62 g/t Au, 19 g/t Ag, and 0.75% Cu from 63.11 m depth, at an elevation of 646 m;

  Hole ZKX0172 intersected a 1.19 m interval (1.01 m true width) of vein LM26 grading 2.81 g/t Au, 132 g/t Ag, and 4.05% Cu from 60.95 m depth, at an elevation of 643 m;

  Drift Tunnel PD924-LM22-834-5YMSS exposed mineralization 20 m long and 0.38 m thick (true thickness), grading 97 g/t Ag, 26.89 g/t Au and 12.93% Cu of vein LM22 at an elevation of 834 m (Table 3); and

  Drift Tunnel PD924-LM22-834-5YMSD exposed mineralization 10 m long and 0.39 m thick (true thickness), grading 54 g/t Ag, 38.95 g/t Au and 5.63% Cu of vein LM22 at an elevation of 834 m (Table 3).

Table 1: Selected intercepts from the drilling program at the LMW mine

Hold ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Vein	Ore Type
ZKX0153	63.11	65.23	646	2.12	1.23	19	0.08	0.01	4.62	0.75	LM26	Cu-Ag-Au
ZKX0172	60.95	62.14	643	1.19	1.01	132	0.03	0.01	2.81	4.05	LM26	Cu-Ag-Au
ZKX0173	1.35	2.33	697	0.98	0.49	196	6.26	1.45	0.03	0.39	LM19W1	Ag-Pb-Zn
ZKX0173	69.70	70.43	653	0.73	0.21	217	0.83	0.15	1.87	0.79	LM26	Cu-Ag-Au
ZKX0346	66.05	66.55	887	0.50	0.46	322	2.45	0.13	0.03	0.04	LM12_1	Ag-Pb-Zn
ZKX0363	116.29	118.78	513	2.49	2.43	92	2.05	0.15	0.05	0.04	LM7	Ag-Pb-Zn
ZKX0390	18.68	19.52	680	0.84	0.63	57	3.89	0.14	0.05	0.04	LM19W	Ag-Pb-Zn
ZKX0390	60.86	61.63	640	0.77	0.58	37	0.01	0.03	0.92	5.43	LM26	Cu-Ag-Au
ZKX0391	60.94	61.51	640	0.57	0.48	9	0.56	0.07	3.15	2.36	LM26	Cu-Ag-Au
ZKX0392	9.23	10.25	689	1.02	0.42	214	0.20	0.33	0.01	0.03	LM19W	Ag-Pb-Zn
ZKX0393	16.81	17.64	684	0.83	0.56	25	5.36	0.02	0.01	0.01	LM21	Ag-Pb-Zn
ZKX0422	311.17	312.39	833	1.22	0.18	348	1.79	0.11	0.03	0.12	LM17	Ag-Pb-Zn
ZKX0433	119.75	120.26	918	0.51	0.41	1	0.00	0.01	2.82	0.01	W2	Au
ZKX0433	144.41	145.51	914	1.10	1.07	172	7.31	0.13	0.01	0.03	W1	Ag-Pb-Zn
ZKX0434	114.94	116.86	903	1.92	1.81	639	3.30	0.55	0.04	0.06	W2	Ag-Pb-Zn
ZKX0434	146.36	148.91	894	2.55	2.42	1,065	2.98	0.26	0.02	0.28	W1	Ag-Pb-Zn
ZKX0435	158.30	159.28	848	0.98	0.78	238	0.51	0.45	0.03	0.02	W1	Ag-Pb-Zn
ZKX0435	225.40	226.60	810	1.20	2.40	46	5.96	0.13	0.02	0.02	W6E1	Ag-Pb-Zn

ZKX0442	136.75	139.86	908	3.11	2.88	543	4.21	1.19	0.03	0.11	W2	Ag-Pb-Zn
ZKX0442	147.76	150.20	906	2.44	2.26	695	2.96	0.17	0.03	0.07	W1	Ag-Pb-Zn
ZKX0447	154.85	156.05	946	1.20	0.79	4,034	4.67	0.73	0.05	0.46	W1	Ag-Pb-Zn
ZKX0448	91.40	95.32	1,001	3.92	2.72	183	1.03	0.20	0.05	0.14	W2	Ag-Pb-Zn
ZKX0451	61.86	62.83	1,028	0.97	0.54	376	5.78	0.13	0.03	0.04	W2	Ag-Pb-Zn
ZKX0451	121.68	126.31	991	4.63	2.57	300	0.62	0.08	0.03	0.05	W1E [1]	Ag-Pb-Zn
ZKX0451	137.88	140.99	981	3.11	1.72	1,468	4.90	0.97	0.03	0.35	W1	Ag-Pb-Zn
incl	138.72	139.90	981	1.18	0.65	3,572	12.55	2.40	0.03	0.88	W1	Ag-Pb-Zn
ZKX0452	28.85	29.82	934	0.97	0.95	995	3.06	0.19	0.05	0.23	W18E [1]	Ag-Pb-Zn
ZKX0452	136.42	141.17	925	4.75	4.67	123	0.66	0.16	0.05	0.03	W1	Ag-Pb-Zn
ZKX0452	146.67	147.70	924	1.03	1.01	195	0.14	0.09	0.05	0.02	W6W [1]	Ag-Pb-Zn
ZKX0452	163.80	164.40	922	0.60	0.59	309	1.04	0.10	0.05	0.02	W1E	Ag-Pb-Zn
ZKX0544	26.31	27.08	884	0.77	0.74	176	8.77	0.07	0.14	0.03	LM12_2a [1]	Ag-Pb-Zn
ZKX0578	82.30	83.44	548	1.14	1.13	230	0.72	0.10	0.33	0.21	LM7	Ag-Pb-Zn
ZKX0581	68.26	70.77	576	2.51	1.98	200	0.22	0.12	0.09	0.09	LM7W1	Ag-Pb-Zn
ZKX05X019	16.90	17.45	794	0.55	0.54	158	1.18	0.04	0.03	0.02	LM7W	Ag-Pb-Zn
ZKX05X019	39.38	44.59	783	5.21	5.14	221	1.49	0.34	0.03	0.57	LM7	Ag-Pb-Zn
ZKX05X020	23.03	24.48	784	1.45	1.40	455	1.09	0.02	0.03	0.07	LM7W	Ag-Pb-Zn
ZKX05X020	35.97	46.44	774	10.47	5.79	520	0.72	0.27	0.03	0.28	LM7	Ag-Pb-Zn
ZKX05X021	37.66	43.76	767	6.10	6.06	213	0.85	0.11	0.05	0.28	LM7	Ag-Pb-Zn
incl	38.73	39.81	766	1.08	0.91	1,075	2.04	0.17	0.19	1.20	LM7	Ag-Pb-Zn
ZKX05X023	24.73	33.60	790	8.87	7.60	705	1.51	0.08	0.06	0.05	LM7W	Ag-Pb-Zn
incl	27.81	29.25	790	1.44	1.23	3,721	1.52	0.12	0.05	0.09	LM7W	Ag-Pb-Zn
ZKX05X024	21.14	24.79	785	3.65	3.21	135	0.74	0.05	0.06	0.03	LM7W	Ag-Pb-Zn
ZKX05X024	41.66	44.38	769	2.72	2.38	692	1.38	0.18	0.10	0.66	LM7	Ag-Pb-Zn
incl	41.66	42.17	769	0.51	0.45	1,737	2.53	0.10	0.05	0.10	LM7	Ag-Pb-Zn
ZKX05X025	16.57	19.68	785	3.11	2.45	207	0.62	0.07	0.98	0.03	LM50	Au
ZKX05X025	20.68	21.78	782	1.10	0.87	179	0.68	0.04	0.03	0.03	LM7W	Ag-Pb-Zn
ZKX05X037	24.97	30.37	795	5.40	5.06	703	1.52	0.14	0.08	0.42	LM8W	Ag-Pb-Zn
incl	28.15	29.23	794	1.08	1.01	2,721	4.74	0.38	0.20	1.65	LM8W	Ag-Pb-Zn
ZKX05X037	46.09	52.24	790	6.15	5.75	185	0.77	0.10	0.03	0.10	LM7	Ag-Pb-Zn
ZKX0628	34.81	35.62	934	0.81	0.80	422	1.44	4.71	0.03	0.13	W18E	Ag-Pb-Zn
ZKX0628	150.69	151.90	926	1.21	1.21	600	1.25	0.10	0.03	0.02	W1	Ag-Pb-Zn
ZKX0629	65.51	67.72	926	2.21	1.90	743	1.64	1.35	0.05	0.00	W2W [1]	Ag-Pb-Zn
incl	65.51	66.38	926	0.87	0.75	1,175	4.10	3.38	0.05	0.29	W2W	Ag-Pb-Zn
ZKX0629	151.08	153.33	913	2.25	1.94	181	5.94	0.12	0.02	0.00	W1	Ag-Pb-Zn
ZKX0742	157.08	159.59	1,063	2.51	2.50	544	1.00	0.41	0.05	0.15	LM41E	Ag-Pb-Zn
ZKX0748	169.79	171.81	992	2.02	1.67	1,103	4.11	2.56	0.03	0.25	LM41E	Ag-Pb-Zn
incl	169.79	170.51	992	0.72	0.59	2,901	10.69	6.91	0.03	0.61	LM41E	Ag-Pb-Zn
ZKX0754	85.20	88.81	555	3.61	3.16	120	1.15	0.07	0.10	0.88	LM7	Ag-Pb-Zn
ZKX0766	14.66	15.17	799	0.51	0.49	458	0.29	0.23	0.03	0.06	LM41E	Ag-Pb-Zn
ZKX0771	4.65	6.01	801	1.36	1.33	453	0.52	0.19	0.01	0.04	LM41E	Ag-Pb-Zn
ZKX0771	11.69	12.61	799	0.92	0.90	389	1.55	0.46	0.02	0.06	LM17W	Ag-Pb-Zn
ZKX0771	41.17	42.66	791	1.49	1.46	93	1.81	0.12	0.02	0.03	LM41E1 [1]	Ag-Pb-Zn
ZKX0772	77.32	77.92	750	0.60	0.57	857	6.54	3.32	0.05	0.54	LM17W	Ag-Pb-Zn
ZKX0787	40.84	45.87	775	5.03	4.22	173	0.56	0.05	0.05	0.03	LM7	Ag-Pb-Zn
ZKX0787	80.04	81.55	749	1.51	1.27	2	0.01	0.02	5.86	0.01	LM26	Au
ZKX0788	14.46	16.93	789	2.47	1.99	1,193	0.40	0.04	1.26	0.16	LM50	Au
incl	15.8	16.93	788	1.13	0.91	1,963	0.03	0.03	2.65	0.29	LM50	Au
ZKX0789	15.96	18.92	786	2.96	2.21	1,646	2.42	0.27	0.45	0.17	LM7W	Ag-Pb-Zn
incl	15.96	16.56	787	0.60	0.45	3,024	0.04	0.03	1.31	0.17	LM7W	Ag-Pb-Zn
and	17.87	18.37	785	0.50	0.37	2,724	12.53	1.34	0.60	0.60	LM7W	Ag-Pb-Zn
ZKX0789	54.29	62.20	748	7.91	5.91	122	1.69	0.17	0.44	0.07	LM7	Ag-Pb-Zn
ZKX0793	40.82	42.43	715	1.61	1.39	611	4.65	0.05	0.20	1.11	LM7	Ag-Pb-Zn
ZKX0796	1.53	2.11	801	0.58	0.46	511	0.58	0.03	0.05	0.07	N/A [2]	Ag-Pb-Zn
ZKX0796	7.9	9.48	798	1.58	1.24	994	4.05	0.12	0.18	0.39	LM8W	Ag-Pb-Zn
incl	7.9	8.57	798	0.67	0.53	2,155	9.48	0.27	0.37	0.92	LM8W	Ag-Pb-Zn
ZKX0796	31.07	31.65	789	0.58	0.46	271	0.64	0.27	0.17	0.13	LM7W	Ag-Pb-Zn
ZKX0796	37.23	40.7	786	3.47	2.74	27	0.29	0.22	11.82	0.01	LM50	Au
incl	38.99	40.7	785	1.71	1.35	44	0.56	0.42	23.24	0.02	LM50	Au

ZKX0982	6.95	7.75	799	0.80	0.60	391	1.35	0.19	0.03	0.05	LM41E	Ag-Pb-Zn
ZKX0982	56.77	57.81	765	1.04	0.79	1,829	8.81	0.71	0.11	0.34	LM41E1	Ag-Pb-Zn
ZKX0983	43.22	51.51	792	8.29	7.03	347	3.86	0.20	0.06	0.13	LM41E1	Ag-Pb-Zn
incl	48.48	49.29	791	0.81	0.69	2,955	35.65	1.07	0.29	0.66	LM41E1	Ag-Pb-Zn
ZKX0986	85.68	86.82	863	1.14	3.02	91	3.95	0.76	0.07	0.01	LM7W	Ag-Pb-Zn
ZKX0987	44.43	52.46	734	8.03	3.57	649	1.96	0.32	0.19	0.48	LM7	Ag-Pb-Zn
incl	47.73	49.30	734	1.57	0.70	2,000	5.07	0.85	0.53	0.37	LM7	Ag-Pb-Zn
ZKX09X004	50.69	51.95	770	1.26	1.22	56	5.59	0.08	0.03	0.01	LM41E1Wa [1]	Ag-Pb-Zn
ZKX09X004	57.42	60.39	766	2.97	2.89	391	3.18	0.15	0.03	0.17	LM41E1	Ag-Pb-Zn
incl	59.36	60.39	765	1.03	1.00	980	8.00	0.31	0.03	0.39	LM41E1	Ag-Pb-Zn
ZKX09X005	46.00	46.56	794	0.56	0.40	323	4.49	0.13	0.03	0.08	LM41E1	Ag-Pb-Zn
ZKX1117	46.78	48.00	884	1.22	1.15	207	1.92	0.59	0.03	0.01	LM12E	Ag-Pb-Zn
ZKX1117	115.92	117.35	816	1.43	1.35	298	0.68	0.04	0.02	0.05	T1	Ag-Pb-Zn
ZKX1119	9.98	11.04	921	1.06	0.36	119	6.31	0.13	0.01	0.33	LM8_3	Ag-Pb-Zn
ZKX1137	37.61	39.36	795	1.75	1.63	295	2.50	0.20	0.04	0.09	LM41E1Wa	Ag-Pb-Zn
ZKX1137	46.40	51.56	793	5.16	4.80	984	1.19	0.29	0.08	1.15	LM41E1	Ag-Pb-Zn
incl	48.45	49.12	793	0.67	0.62	1,827	7.34	0.48	0.08	0.50	LM41E1	Ag-Pb-Zn
and	50.66	51.56	792	0.90	0.84	4,050	0.49	1.22	0.31	6.17	LM41E1	Ag-Pb-Zn
ZKX1142	145.65	146.85	706	1.20	0.98	38	7.01	0.07	0.05	0.01	LM17W	Ag-Pb-Zn
ZKX11806	88.93	89.48	517	0.55	0.97	46	11.63	0.16	0.02	0.21	LM19W2	Ag-Pb-Zn
ZKX11810	235.90	237.43	717	1.53	1.23	148	1.63	0.03	0.05	0.57	LM19W1	Ag-Pb-Zn
ZKX11811	103.94	105.90	812	1.96	1.54	344	2.79	0.39	0.04	0.20	LM11E1	Ag-Pb-Zn
ZKX1337	151.03	153.86	799	2.83	0.99	3	0.10	0.03	5.88	0.01	LM50	Au
incl	152.73	153.86	798	1.13	0.40	7	0.17	0.06	13.80	0.01	LM50	Au
ZKX14209	132.81	134.52	900	1.71	1.46	236	1.81	0.58	0.12	0.04	W6W	Ag-Pb-Zn
ZKX14209	137.15	139.32	899	2.17	1.86	139	3.11	0.18	0.05	0.02	W2	Ag-Pb-Zn
ZKX14209	152.55	153.35	895	0.80	0.69	181	4.94	3.54	0.05	0.02	W2E [1]	Ag-Pb-Zn
ZKX14209	179.51	180.67	888	1.16	0.99	513	2.96	0.31	0.16	0.08	W6	Ag-Pb-Zn

[1] New veins
[2] New veins without name

Tunneling Programs at the LMW Mine

A total of 1,753 m of exploration tunnels have been developed at the LMW mine during this period. The exploration tunneling, comprised of drifting, cross-cutting and raising, was driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources, and to test for new parallel and splay structures (Table 2).

At the elevation of 834 m, three decline tunnels exposed low angle gold vein LM22 with ore lengths of 20 m, 18 m and 10 m, and gold grades of 26.89 g/t, 20.80 g/t and 38.95 g/t, respectively. A four-hole drilling program has been initiated to test the continuity of LM22 at the 834 m elevation.

Table 2: Summary of the tunneling program at the LMW mine

Major Target Veins	Elevation (m)	Total Tunneling (m)	Channel Samples Collected	Drift Incuded (m)	Total Mineralization Exposed by Drifts [1]
					Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)
W1, W2, W18, W6W, LM22, LM8_2, LM17, LM41E, LM50, LM20E, LM12_1, LM7, LM20, LM11, LM14	525-918	1,753	1,358	738	385	0.71	519	2.71	0.43	2.72	0.70

[1] Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 145 g/t at the LMW mine (Formula used for AgEq calculation: AgEq = Ag g/t + 64.66 * Au g/t + 34.07 * Pb% ).

Table 3: Selected mineralized zones exposed by drift tunneling at the LMW mine

Tunnel ID	Vein	Elevation (m)	Length (m)	Ore Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Ore Type
XPDS-LM17-625-28SYM	LM17	625	206	35	0.87	720	4.31	0.49	0.02	0.47	Ag-Pb-Zn
XPDS-LM17-575-26SYM	LM17	575	148	77	0.89	316	4.30	0.77	0.02	0.15	Ag-Pb-Zn
XPDS-LM17-525-24SYM	LM17	525	260	10	0.80	635	1.19	0.27	0.02	0.47	Ag-Pb-Zn
PD924-LM22-834-3YMXS	LM22	834	20	18	0.53	23	0.08	0.01	20.80	0.69	Au-Cu
PD924-LM22-834-5YMSD	LM22	834	10	10	0.39	54	0.04	0.03	38.95	5.63	Au-Cu
PD924-LM22-834-5YMSS	LM22	834	26	20	0.38	97	0.06	0.09	26.89	12.93	Au-Cu
XPDN-LM41E-700-9NYM	LM41E	700	76	35	0.64	823	4.45	0.25	0.02	0.16	Ag-Pb-Zn
XPDN-LM50-800-7NYM	LM50	800	32	20	1.15	131	1.40	0.26	0.02	0.05	Au
XPDN-LM50-800-7SYMCM	LM50	800	160	20	0.73	4	0.05	0.03	4.02	0.01	Au
PD918-W1-918-4NYM	W1	918	30	30	0.61	1,222	3.74	0.98	0.15	0.34	Ag-Pb-Zn
PD918-W1-918-4SYM	W1	918	65	15	0.85	1,561	4.31	0.62	0.02	0.45	Ag-Pb-Zn
PD918-W1-880-8NYM	W1	880	150	45	0.66	336	2.38	0.18	0.02	0.03	Ag-Pb-Zn

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2021 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.